EXHIBIT 99.1

Management’s Responsibility for
Financial Reporting

        The accompanying consolidated financial statements of Yamana Gold Inc. and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

        The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgements. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with that in the financial statements.

        Yamana Gold Inc. maintains systems of internal accounting and administrative controls in order to provide, on a reasonable basis, assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded.

        The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

        The Audit Committee is appointed by the Board, and all of its members are outside directors. The Committee meets at least four times a year with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the quarterly and the annual reports, the financial statements and the external auditors’ report. The Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the external auditors. The consolidated financial statements have been audited by Deloitte & Touche LLP, the external auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. Deloitte & Touche LLP has full and free access to the Audit Committee.

/s/ Peter Marrone Peter Marrone President and Chief Executive Officer March 7, 2005	/s/ Charles B. Main Charles B. Main Chief Financial Officer

Report of Independent Registered
Chartered Accountants

      To the Shareholders of Yamana Gold Inc.

        We have audited the consolidated balance sheets of Yamana Gold Inc. as at December 31, 2004 and February 29, 2004 and the consolidated statements of operations, deficit and cash flows for the ten month period ended December 31, 2004 and the years ended February 29, 2004 and February 28, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Yamana Gold Inc. as at December 31, 2004 and February 29, 2004 and the results of its operations and its cash flows for the ten month period ended December 31, 2004 and the years ended February 29, 2004 and February 28, 2003 in accordance with Canadian generally accepted accounting principles.

        The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

/s/ Deloitte & Touche LLP
Independent Registered Chartered Accountants

March 7, 2005
Vancouver, British Columbia, Canada

Yamana Gold Inc.
Consolidated Balance Sheets
As at the Periods Ended
(In thousands of US dollars)

	December 31, 2004	February 29, 2004

Assets
Current
Cash and cash equivalents	$ 87,054	$ 34,603
Accounts receivable	1,177	1,488
Inventory (Note 4)	5,862	3,848
Advances and deposits	2,068	819

	96,161	40,758

Capital
Property, plant and equipment (Note 5)	18,315	18,237
Assets under construction (Note 6)	12,085	250
Mineral properties (Note 7)	43,292	34,628

	73,692	53,115
Other
Other assets (Note 8)	5,797	75
Future income tax assets (Note 15)	1,456	--

	$177,106	$ 93,948

Liabilities
Current
Accounts payable and accrued liabilities	$ 7,225	$ 5,030

Long-term
Asset retirement obligation (Note 9)	4,972	4,943
Future income tax liabilities (Note 15)	4,600	2,714

	16,797	12,687

Shareholders’ Equity
Capital Stock
Authorized
Unlimited number of first preference shares without par value issuable in series
Unlimited number of common shares without par value
Issued and outstanding
122,286,716 common shares (February 29, 2004 - 95,060,749 shares)
(Note 10)	147,407	74,427
Share purchase warrants and other (Note 11)	10,864	8,721
Contributed surplus (Note 10ii)	1,775	633
Retained earnings (deficit)	263	(2,520)

	160,309	81,261

	$177,106	$ 93,948

The accompanying notes are an integral part of the financial statements.

Approved by the Board /s/ Peter Marrone Peter Marrone President and Chief Executive Officer	/s/ Victor H. Bradley Victor H. Bradley Director

Yamana Gold Inc.
Consolidated Statements of Operations and Retained Earnings
For the Periods Ended
(In thousands of US dollars)

	December 31, 2004 (10 months)	February 29, 2004	February 28, 2003

Sales	$ 32,298	$ 19,811	$ --
Cost of sales	(17,755)	(10,916)	--
Depreciation, amortization and depletion	(4,541)	(2,430)	--
Accretion of asset retirement obligation (Note 9)	(364)	(162)	--

Mine Operating Earnings	9,638	6,303	--

Expenses
General and administrative	(5,487)	(3,432)	(1,388)
General exploration	--	(6)	(49)
Mineral property and other asset write-offs	--	(76)	(894)
Foreign exchange gain, other	1,848	157	--
Severance costs	--	(716)	--
Stock-based compensation (Note 12)	(2,191)	(612)	(21)

Operating Earnings (Loss)	3,808	1,618	(2,352)
Investment and other business income	792	483	158
Interest and financing expense	--	(255)	(181)

Earnings (Loss) Before Income Taxes	4,600	1,846	(2,375)

Income Tax Expense (Note 15)	(1,817)	(838)	(1,017)

Net Earnings (Loss)	2,783	1,008	(3,392)

Deficit, beginning of Year	(2,520)	(3,491)	(52,645)
Interest on Convertible Notes	--	(37)	(99)
Reduction of Deficit (Note 10i)	--	--	52,645

Retained earnings (deficit) end of Year	$ 263	$(2,520)	$(3,491)

Basic Earnings (Loss) per Share	$ 0.03	$ 0.02	$ (1.45)

Diluted Earnings (Loss) per Share (Note 10iii)	$ 0.02	$ 0.02	$ (1.45)

Weighted average number of shares outstanding (in thousands)	100,036	43,674	2,347

The accompanying notes are an integral part of the financial statements.

Yamana Gold Inc.
Consolidated Statements of Cash Flows
For the Periods Ended
(In thousands of US dollars)

	December 31, 2004 (10 months)	February 29, 2004	February 28, 2003

Operating Activities
Net earnings (loss) for the year	$ 2,783	$ 1,008	$(3,392)
Asset retirement obligations realized (Note 9)	(237)	--	--
Items not involving cash
Services paid in common shares	--	272	223
Depreciation, amortization and depletion	4,541	2,430	10
Stock-based compensation (Note 12)	2,191	612	21
Mineral property and other asset write-offs	--	74	894
Non-cash financing costs	--	--	181
Future income taxes	430	(324)	1,017
Accretion of asset retirement obligation (Note 9)	364	162	--
Foreign exchange	(1,792)	(100)	--
Other	1,013	819	--

	9,293	4,953	(1,046)

Net change in non-cash working capital (Note 13)	(757)	538	243

	8,536	5,491	(803)

Financing Activities
Issue of common shares and warrants for cash	76,167	61,105	1,555
Issue costs	(4,236)	(4,756)	(153)
Deferred financing charges (Note 8)	(3,049)	--	--

	68,882	56,349	1,402

Investing Activities
Business acquisition of Fazenda Brasileiro	--	(22,098)	--
Expenditures on mineral properties	(11,512)	(4,191)	(72)
Acquisition of property, plant and equipment	(3,079)	(1,770)	--
Expenditures on assets under construction	(11,965)	--	--
Other	(531)	--	(19)

	(27,087)	(28,059)	(91)

Increase in cash and cash equivalents	50,331	33,781	508

Effect of foreign exchange on non-US dollar
denominated cash and cash equivalents	2,120	100	--

Cash and cash equivalents, beginning of Year	34,603	722	214

Cash and cash equivalents, end of Year	$ 87,054	$ 34,603	$ 722

Cash and cash equivalents are comprised of the following:
Cash at bank	$ 11,903	$ 6,977	$ 722
Bank term deposits	75,151	$ 27,626	$ --

	$ 87,054	$ 34,603	$ 722

The accompanying notes are an integral part of the financial statements.

Yamana Gold Inc.
Notes to the Consolidated Financial Statements
For the Ten Month Period Ended December 31, 2004 and Periods Ended February 29/28, 2004 and 2003
(Tabular amounts in thousands of US dollars)

1.    Basis of presentation/The Company

        The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the assets, liabilities and operations of the Company and its wholly-owned subsidiaries. These policies conform in all material respects with generally accepted accounting principles in United States of America (“US GAAP”) except as described in Note 20.

        Effective July 30, 2003, the Company changed its name to Yamana Gold Inc. (“Yamana”) at which time management was completely changed with the appointment of new executive officers and an operations team and the Board of Directors was changed resulting in four new directors.

        The year end of the Company was changed from February 28/29 to December 31. The current fiscal year end December 31, 2004 consists of operations for the 10 month period then ended. Comparative figures for the years ended February 29, 2004 and February 28, 2003 are for a twelve month period.

        The Company is engaged in the acquisition, exploration and development and operation of mineral properties in Brazil and Argentina. All of the Company’s Brazilian mineral properties were acquired in August 2003. Since then the Company has focused on creating production efficiencies at the Fazenda Brasileiro Mine, constructing the Fazenda Nova Mine, concluding construction decisions on the Chapada Copper and Gold Project and the São Francisco Project, and discovering high priority exploration targets.

        The Company’s sales result from operations in Brazil. Gold mining requires the use of specialized facilities and technology. The Company relies heavily on such facilities and technology to maintain its production levels. The cash flow and profitability of operations is affected by the gold price and exchange rates which can fluctuate widely and other numerous factors beyond the Company’s control.

        On August 12, 2003, the Company consolidated its share capital by issuing one new common share for each 27.86 old common shares.

2.    Significant accounting policies

        Cash and cash equivalents

        Cash and cash equivalents consist of cash on hand, cash on deposit with banks and highly liquid short-term investments. Short-term investments are recorded at the lower of cost and net realizable value.

        Inventory

        Inventory consisting of metal-in-circuit ore and bullion is valued at the lower of the weighted average cost of production and net realizable value. Inventories of material and supplies expected to he used in production are valued at the lower of cost and net replacement value.

        Property, plant and equipment

        Property, plant and equipment are initially recorded at cost and amortization is provided on a straight-line basis over the estimated useful lives that currently range from three to seven years.

        Yamana reviews the carrying value of its property, plant and equipment on a regular basis and where the carrying value is estimated to exceed the estimated undiscounted future net cash flows, a provision is made against income in the year that such an impairment is determined by management.

         Assets under construction

        Assets under construction consist of expenditures on the construction of future mines and include preproduction revenues and expenses prior to achieving commercial production.

        Mineral properties

        Acquisition costs of mineral properties and direct exploration and development expenditures are capitalized. Costs incurred for general explorations that are not project specific or do not result in the acquisition of mineral properties are charged to operations. Costs relating to properties abandoned are written off when such a decision is made.

        Depletion of mining properties and amortization of preproduction and development costs are calculated and recorded on the unit-of-production basis over the proven, probable and possible reserves of the mine.

        The Company reviews the carrying value of each property on an ongoing basis. This review generally is made by reference to the timing of exploration and/or development work, work programs proposed and the exploration results achieved. Any excess of carrying value over the estimated undiscounted future net cash flows is charged to operations in the period in which such impairment is determined by management. Estimated undiscounted future net cash flows are calculated using estimated metal prices, operating costs, capital costs and reclamation and closure costs.

        Asset retirement obligation

        Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements and measured at fair value. Fair value is determined based on the net present value of future cash expenditures upon reclamation and closure. Reclamation and closure costs are capitalized as mine development costs and amortized over the life of the mine on a unit-of-production basis. The fair value of the estimated reclamation and closure expenses for Fazenda Brasileiro and São Vicente were recorded as a liability on acquisition.

        Income taxes

        The Company follows the liability method of accounting for income taxes whereby future income tax assets and liabilities are determined based on the temporary differences between financial reporting and tax bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets and liabilities are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. Future income tax assets are recorded on the financial statements if realization is considered more likely than not.

        Revenue recognition

        Revenue from the sale of gold or other metals is recognized when title is transferred and the risks and rewards of ownership pass to the purchaser including delivery of the product, fixed or determinable selling price and collectability is reasonably assured. Settlement adjustments, if any, are reflected in revenue when the amounts are determinable.

        Earnings (loss) per share

        Basic earnings per share has been calculated based on the weighted average number of common shares outstanding during the year. The treasury stock method is used to calculate the dilutive effect of options, warrants and other similar instruments.

        Share issue costs

        Costs incurred in connection with the issuance of capital stock are netted against the proceeds received.

        Stock-based compensation

        The Company has a stock option plan that is described in Note 12.

        The Company accounts for all stock-based payments to employees and non-employees using the fair value based method of accounting. The Company stock option plan includes a stock appreciation right feature and as such the Company expenses as compensation the fair value of options at the time of the grant. No adjustment for subsequent changes in the price of the Company’s shares is recorded. If and when the stock options are ultimately exercised, the applicable amounts of additional paid-in capital and contributed surplus will be transferred to share capital.

        Use of estimates

        The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

        Financial instruments

        Financial instruments of the Company consist of amounts receivable, advances and deposits and accounts payable and accrued liabilities.

        Foreign currency translation

        The Company considers its foreign operations to be integrated operations. As such monetary assets and liabilities of the Company’s operations denominated in a currency other than the US dollar are translated into US dollars at the exchange rate prevailing as at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date. Revenue and expenses are translated at the average exchange rates prevailing during the year, with the exception of amortization which is translated at historical exchange rates. Exchange gains and losses on translation are included in the Consolidated Statement of Operations.

3.     Business acquisition

        Purchase of Mineracao Fazenda Brasileiro S.A. (“Fazenda Brasileiro”)

        On August 12, 2003, the Company acquired all of the outstanding shares of Fazenda Brasileiro. On August 15, 2003, Fazenda Brasileiro acquired all of the assets of the Fazenda Brasileiro gold mine (“Brasileiro”) from Companhia Vale do Rio Doce for cash consideration of $20.9 million. Acquisition costs of $1.2 million were incurred by the Company The acquisition was accounted for using the purchase method with the results of Brasileiro being included with those of the Company from August 15, 2003. The allocation of the purchase price is based upon the fair values of the net assets of Brasileiro at the date of acquisition and is summarized as follows:

Purchase price (in thousands):
Cash	$ 20,900
Acquisition costs	1,198

$ 22,098

Net assets acquired (in thousands):
Inventory	$ 2,237
Property, plant and equipment	18,446
Mineral properties	6,728
Retirement asset obligation and other	(5,313)

$ 22,098

4.    Inventory

        Inventory consists of the following:

(in thousands)	December 31, 2004	February 29, 2004

Metal in circuit and gold in process	$2,729	$ 155
Ore stockpiles	--	364
Dore inventories	996	1,721
Materials and supplies	2,137	1,608

	$5,862	$3,848

5.    Property, plant and equipment

        Property, plant and equipment consist of the following:

		December 31, 2004		February 29, 2004

(in thousands)	Cost	Accumulated Amortization	Net Book Value	Net Book Value

Land	$1,053	$ --	$ 1,053	$ 875
Buildings	8,500	2,061	6,439	7,096
Machinery and equipment	9,196	1,890	7,306	6,616
Vehicles	2,677	543	2,134	2,344
Furniture and office equipment	1,262	304	958	1,033
Computer equipment and software	515	90	425	273

	$23,203	$ 4,888	$18,315	$18,237

6.     Assets under construction

        Assets under construction consist of the following:

(in thousands)	December 31, 2004	February 29, 2004

Fazenda Nova	$ 6,949	$250
São Francisco	1,915	--
Chapada	3,221	--

	$12,085	$250

        Construction costs net of preproduction revenues and expenses will be transferred to property, plant and equipment and mineral properties for each project upon commencement of commercial production.

7.     Mineral properties

        Mineral properties are comprised of the following:

(in thousands)	December 31, 2004	February 29, 2004

Fazenda Brasileiro (i) (Note 3)	$13,158	$ 9,212
Santa Elina (ii)	13,319	11,237
Chapada properties (iii)	11,523	9,197
Argentine properties (iv)	5,036	4,975
Other	256	7

	$43,292	$34,628

        The Company acquired the Santa Elina properties, being São Francisco, São Vicente, Fazenda Nova projects and associated exploration ground and the Chapada properties from Santa Elina Mines Corporation and its affiliates for common shares resulting in Santa Elina Mines Corporation holding 83.4% of the issued and outstanding common shares as at the date of the transaction. Immediately after the exchange of the 46,250,000 subscription receipts on October 7, 2003 for common shares, Santa Elina and its affiliates held approximately 38.8% of the issued and outstanding common shares of the Company. Subsequent to the period end the Santa Elina interest decreased to 19.7%.

        (i)    Fazenda Brasileiro

Balance is net of accumulated amortization in the amount of $2.77 million (February 29, 2004 — $1 million).

        (ii)    Santa Elina properties

On August 12, 2003, Yamana acquired the rights to the Santa Elina properties through the acquisition of all of the shares of Mineracao Bacilandia Ltda. and Santa Elina Desenvolvimento Mineral S.A. (“Santa Elina Companies”); companies incorporated to acquire the Santa Elina properties. The Company issued 14,677,380 common shares and 7,338,690 share purchase warrants for the Santa Elina properties.

Balance is net of accumulated amortization in the amount of $0.7 million (February 29, 2004 — $NIL).

        (iii)    Chapada properties

On August 12, 2003, Yamana acquired all of the shares of Mineração Maracá Industria e Comércio S.A. (“Mineração Maracá”), an affiliate of Santa Elina, and the holder of the Chapada properties. The aggregate consideration paid by Yamana for the Chapada properties consisted of the issuance of 20,208,333 common shares and 10,104,166 share purchase warrants.

        (iv)   Argentine properties

Effective July 1, 2004, the joint venture partner withdrew from the Santa Cruz joint venture. The Company is currently evaluating the exploration potential of these properties.

8.      Other assets

(in thousands)	December 31, 2004	February 29, 2004

Deferred financing charges (i)	$5,191	$ --
Other	606	75

	$5,797	$ 75

(i) Deferred financing changes relate to a $100 million debt financing commitment for the development of the Chapada Gold and Copper Project that closed in December 2004. The secured notes are for a term of six years and bear interest at an annual rate of 10.95%. Principal is repayable upon maturity of the notes and covenants tinder the facility have characteristics comparable to high yield debt. The Company may also elect to defer interest payments for the first three years. Under this scenario, the interest note is subject to an additional 150 basis points during the first two years during which the interest is accrued. The Company must draw down the full $100 million within 180 days of closing. The Company intends to draw on this facility in fiscal 2005. During the year, total fees in the amount of $1.35 million were paid and 2.5 million warrants were issued resulting in the recognition of $2.1 million of deferred financing charges. The fair value of the warrants was calculated using the Black-Scholes pricing model with the following assumptions: (i) dividend yield of 0%, (ii) expected volatility of 30%, (iii) risk free interest rate of 3.0% and (iv) expected life of five years. Additional fees of $850,000 and 2.5 million warrants are payable only on funding. Additional expenditures of $1.7 million have also been deferred as financing charges for total cash expenditures of $3.049 million in connection with the debt facility Financing charges will be amortized over the life of the loan upon funding.

9.     Asset retirement obligation

        The asset retirement obligation relating to reclamation and closure costs relates to the costs on acquisition of Fazenda Brasileiro Mine, São Vicente Project and the Fazenda Nova Mine calculated as the net present value of estimated future cash flows at a discount rate of 7%.

        The following is an analysis of the asset retirement obligation:

(in thousands)

Balance as at February 28, 2003	$ --
Liabilities assumed on acquisition of Fazenda	4,444
Brasileiro
Liabilities assumed on acquisition of São Vicente	337
Accretion incurred during the year	162

Balance as at February 29, 2004	$ 4,943
Accretion incurred in the current year	364
Liabilities accrued on Fazenda Nova	316
Liabilities accrued on Fazenda Brasileiro	175
Reduction of estimated liabilities of Fazenda	(920)
Brasileiro
Foreign exchange	331
Expenditures in the current year	(237)

Balance as at December 31, 2004	$ 4,972

10.    Capital stock

        (i)     Common shares issued and outstanding

	Number A Common Shares (000's)	Amount (000's)

Balance as at February 28, 2002	1,979	$ 54,503
Capital Reduction	--	(52,645)
Private placement, net of warrants and issue costs	536	848
Exercise of options	7	14
Exercise of warrants	180	345
Issued on conversion of First Preference Shares	12	32
Issued for payment of services	155	319
Issued for payment of interest on convertible notes	42	99

Balance as at February 28, 2003	2,911	3,515
Private placements, net of warrants and issue costs	29	35
Issued on conversion of subscription receipts	46,250	29,181
Public offering, net of issue costs	8,665	19,734
Payment of accounts payable	842	875
Exercise of options and share appreciation rights	25	31
Issued on purchase of First Preference Shares	388	1,277
Issued on conversion of convertible notes
Principal	1,027	1,480
Interest	38	49
Issued on acquisition of Santa Elina assets	34,886	18,250

Balance as at February 29, 2004	95,061	$ 74,427
Exercise of options and share appreciation rights(1)	41	101
Public offering, net of issue costs(2)	26,377	71,858
Issue of common shares(3)	808	1,021

Balance as at December 31, 2004	122,287	$ 147,407

(1) The Company issued 41,000 shares to optionees on the exercise of their share options and appreciation rights. Previously recognized compensation expense in the amount of $25,200 on options exercised during the year was charged to share capital with a corresponding decrease to contributed surplus.

(2) In November, 2004, the Company closed a public offering for 26,377,000 common shares at a price of Cdn$3.45 per share for aggregate gross proceeds of $76.1 million (Cdn$91.0 million) net of $4.2 million of issue costs.

(3) In July, 2004, the Company issued 808,000 common shares to management in connection with previous subscriptions that were approved by the shareholders at the February 2004 annual general meeting.

(ii)	Contributed surplus

(in thousands)	December 31, 2004	February 29, 2004

Balance as at beginning of period	$ 633	$ 21
Stock-based compensation on the issue of options	1,167	612
Reversal of stock-based compensation on exercise of options	(25)	--

Balance as at end of period	$ 1,775	$633

        (iii)     Weighted average number of common shares and dilutive common share equivalents

(in thousands)	December 31, 2004	February 29, 2004	February 28, 2003

Weighted average number of common shares	100,036	43,674	2,347
Weighted average number of dilutive warrants	22,347	18,808	--
Weighted average number of stock options	2,622	2,864	--

	125,005	65,346	2,347

11.    Share purchase warrants

        A summary of the issued share purchase warrants as at the period end and the changes thereof during the period are as follows:

		December 31, 2004 (10 months)		February 29, 2004		February 28, 2003

	Number of Warrants (000's)	Weighted Average Exercise Price (Cdn$)	Number of Warrants (000's)	Weighted Average Exercise Price (Cdn$)	Number of Warrants (000's)	Weighted Average Exercise Price (Cdn$)

Outstanding, beginning of	41,431	$1.59	903	$6.04	596	$7.08
period
Issued	2,500	4.05	40,600	1.50	361	5.41
Expired	(497)	5.88	(72)	8.36	(54)	8.36

Outstanding and exercisable,	43,434	$1.78	41,431	$1.59	903	$6.04
end of year

        Yamana had the following share purchase warrants outstanding as at December 31, 2004:

Exercise Price (Cdn$)	Number of Warrants Outstanding (000's)	Weighted Average Remaining Contractual Life (years)

$ 5.57	313	1.12
$ 5.29	29	0.19
$ 4.05	2,500	4.88
$ 2.09	24	2.52
$ 1.50	40,568	3.60

	43,434	3.65

12.     Stock-based compensation

        Yamana’s Share Incentive Plan is designed to advance the interests of the Company by encouraging employees, officers, directors and consultants to have equity participation in the Company through the acquisition of common shares. The Share Incentive Plan is comprised of a share option component and a share bonus component. The aggregate maximum number of common shares that may be reserved for issuance under the Share Incentive Plan is 9.5 million (February 29, 2004 — 6.9 million). Pursuant to the share bonus component of the Share Incentive Plan, common shares may be issued as a discretionary bonus to employees, officers, directors and consultants of the Company. Options granted under the share option component of the Share Incentive Plan have an exercise price of not less than the closing price of the common shares on the TSX on the trading day immediately preceding the date on which the options are granted and are exercisable for a period not to exceed ten years.

        The Share Incentive Plan also provides for the granting of share appreciation rights to optionees. An optionee is entitled to elect to terminate his or her option, in whole or part, and, in lieu of receiving the common shares to which their terminated option relates, to receive that number of common shares, disregarding fractions which, when multiplied by the fair value of the common shares to which their terminated option relates, has a total value equal to the product of the number of such common shares times the difference between the fair value and the option price per share of such common shares, less any amount required to be withheld on account of income taxes.

        The Company has expensed the value of the share purchase options granted during the year as compensation expense in the amount of $1.17 million with a corresponding increase in contributed surplus. Yamana accounts for all stock-based payments granted since March 1, 2002 to employees and non-employees using the fair value based method of accounting which is estimated at the time of grant using the Black-Scholes option pricing model with the following weighted average assumptions: (i) dividend yield of 0%, (ii) expected volatility of 50.5% (February 29, 2004 — 35%-40%; 2003 — 102%), (iii) risk free interest rate of 3.5% (2004 — 3%; 2003 — 5%) and (iv) expected life of 3 years (2004 — 3 years; 2003 — 10 years). The Company has assumed no forfeiture rate as adjustments for actual forfeitures are made in the year they occur.

        On July 31, 2003, 5,000,000 options were allocated and issued to management and a consultant at an exercise price of Cdn$1.67 for a 10 year period. The Company had previously agreed to grant these options with an exercise price equal to the issue price of the subscription receipts of Cdn$1.20 per share. To account for this difference in value, the Company issued 808,000 common shares to the aforementioned optionees in connection with previous subscriptions that were approved by the shareholders at the February 29, 2004 annual general meeting. The Company has recognized compensation expense in the current fiscal period in the amount of $1.02 million in this regard. The Company has funded the subscriptions totaling Cdn$1.35 million.

        A summary of the issued stock options to acquire common shares under the Company’s Share Incentive Plan as at the period end and the changes thereof during the period are as follows:

		December 31, 2004 (10 months)		February 29, 2004		February 28, 2003

	Number of Options (000's)	Weighted Average Exercise Price (Cdn$)	Number of Options (000's)	Weighted Average Exercise Price (Cdn$)	Number of Options (000's)	Weighted Average Exercise Price (Cdn$)

Outstanding, beginning	5,453	$1.73	298	$2.93	283	$8.36
of period
Issued	1,250	3.38	5,325	1.72	27	4.18
Exercised	(41)	2.25	(14)	2.93	(7)	2.93
Expired and Cancelled	(2)	2.93	(156)	3.07	(5)	9.75

Outstanding, end of year	6,660	$2.04	5,453	$1.73	298	$2.93

Exercisable	6,535	$2.03	5,288	$1.72	298	$2.93

        Stock options outstanding as at December 31, 2004 are as follows:

Exercise Price (Cdn$)	Quantity (000's)	Outstanding Weighted Average Remaining Contractual Life (years)	Quantity (000's)	Exercisable Weighted Average Remaining Contractual Life (years)

$ 3.62	11	2.75	11	2.75
$ 3.44	1,125	8.86	1,125	8.86
$ 3.34	7	2.58	7	2.58
$ 2.93	107	4.96	107	4.96
$ 2.85	125	4.40	--	--
$ 2.80	30	3.96	30	3.96
$ 2.61	100	4.01	100	4.01
$ 2.25	75	3.85	75	3.85
$ 1.90	80	3.79	80	3.79
$ 1.67	5,000	8.59	5,000	8.59

	6,660	8.28	6,535	8.35

13.    Supplementary cash flow information

        (i)      Supplementary information regarding other non-cash transactions:

(in thousands)	December 31, 2004 (10 months)	February 29, 2004	February 28, 2003

Financing Activities
Issue of common shares on exercise of options and share	$ 28	$ --	$ --
appreciation rights
Stock-based compensation on the exercise of options and	$ (3)	$ --	$ --
share appreciation rights
Reversal of contributed surplus on previously recognized	$ (25)	$ --	$ --
stock-based compensation on exercise of options
Issue of warrants	$ 2,142	$ --	$ --
Deferred financing charges on the issue of warrants	$(2,142)	$ --	$ --
Extinguishment of loan and accrued interest payable on	$ --	$ --	$ (3,293)
sale of mineral properties and related assets
Issue of common shares for interest and principal due on	$ --	$ 1,529	$ 99
convertible notes
Issue of common shares for Santa Elina assets	$ --	$ 18,496	$ --
Equity component of convertible notes:
Payment of interest in common shares	$ --	$ (49)	$ (99)
Payment of principal in common shares	$ --	$ (1,480)	$ --
Investing Activities
Sale of mineral properties and related assets	$ --	$ --	$ 3,293
Expenditures on mineral properties, net of tax	$ --	$(18,496)	$ --

        (ii)      Net change in non-cash working capital:

(in thousands)	December 31, 2004 (10 months)	February 29, 2004	February 28, 2003

Net decrease (increase) in
Accounts receivable	$ 311	$(1,154)	$(154)
Advances and deposits	(1,249)	(972)	124
Inventory	(2,014)	(1,611)	--
Net increase (decrease) in
Accounts payable and accrued liabilities	2,195	4,275	273

	$ (757)	$ 538	$ 243

14.    Segmented information

        The Company considers its business to consist of three geographical segments primarily in Brazil, Argentina and corporate head office in Canada. Capital assets referred to below consist of land, buildings and equipment, and mineral properties.

(in thousands)	December 31, 2004 (10 months)	February 29, 2004	February 28, 2003

Mineral properties and property, plant and equipment
Brazil	$68,163	$47,617	$ 129
Argentina	5,413	5,376	5,497
Canada	116	122	16

	$73,692	$53,115	$5,642
Mine revenues
Brazil	$32,298	$19,811	$ --
Argentina	--	--	--
Canada	--	--	--

	$32,298	$19,811	$ --

15.    Income taxes

        (i)     Income tax expense

        The following table reconciles income taxes calculated at statutory rates with the income tax expense in these financial statements:

(in thousands)	December 31, 2004 (10 months)	February 29, 2004	February 28, 2003

Earnings (loss) before income taxes	$ 4.600	$ 1,846	$(2,375)
Statutory rate	36.12%	38.00%	37.80

Expected income tax expense (recovery)	$ 1,662	$ 701	$ (898)
Effect of lower tax rates in foreign jurisdictions	(154)	(503)	339
Unrecognized tax benefits in Canada and United States	19	1,364	654
Non-taxable items	106	(724)	--
Other	--	--	(95)
Change in tax basis of mineral properties on reorganization	--	--	1,017
Change in valuation allowance	184	--	--

Income tax expense	$ 1,817	$ 838	$ 1,017

Less: current income tax expense	1,387	1,162	--

Future income tax expense (recovery)	$ 430	$ (324)	$ 1,017

        (ii)     Future income taxes

        The temporary differences that give rise to future income tax assets relating to Canada and the United States are presented below.

(in thousands)	December 31, 2004	February 29, 2004

Amounts related to tax loss and credit carry forwards in	$ 7,175	$ 6,988
Canada and United States
Financing costs	3,126	1,474

Net future tax asset	10,301	8,462
Valuation allowance	(8,845)	(8,462)

Future income tax assets	$ 1,456	$ --

        The temporary differences that give rise to future income tax liabilities relating to Brazil are presented below:

(in thousands)	December 31, 2004	February 29, 2004

Mineral properties and property, plant and equipment	$(3,992)	$(3,512)
Asset retirement obligation	621	631
Unrealized foreign exchange gains on inter-company loans	(1,317)	--
Other	88	167

Future income tax liabilities	$(4,600)	$(2,714)

        (iii)     Non-capital losses

        The Company has non-capital losses of approximately $19.9 million available to apply against future taxable income as follows:

(in thousands)	Local currency	US Dollar Equivalent	Expiry Date

Canada	Cdn$ 21,607	$18,805	2005 to 2011
US	US$ 1,093	$ 1,093	2012 to 2024

16.    Related party transactions

        The Company had the following transactions with related parties:

(in thousands)	December 31, 2004	February 29, 2004	February 23, 2003

Pursuant to the reimbursement of third party costs	$ --	$438	$ --
relating to the Company's financing and property
acquisitions incurred on behalf of the Company
Legal fees paid to a law firm that had partners who are	$ --	$295	$ 26
either a former director or a former officer of the
Company
Directors fees and consulting fees to associates
thereof(1)	$ 179	$117	$ 17
Consulting fees paid to an officer prior to becoming an	$ --	$ 72	$ --
officer

(1) Included in accounts payable and accrued liabilities is $39,133 (February 29, 2004 -$21,586) in this regard.

        These transactions occurred in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties based on their estimate of fair market value.

17.    Financial instruments

        (i)     Fair value of financial instruments

        The carrying value of amounts receivable, advances and deposits and accounts payable and accrued liabilities approximate their fair values due to the relatively short-term maturities of these instruments.

        (ii)     Currency risk

        A significant portion of the Company’s operations are located outside of Canada. Monetary assets denominated in foreign currencies are exposed to foreign currency fluctuations.

18.    Commitments

Year	2005	2006	2007	2008	2009

Office leases	$ 333	$ 298	$261	$148	$ --

Fazenda Brasileiro Operating leases and service contracts	3,161	515	--	--	--

Fazenda Nova Operating leases and service contracts	2,736	2,481	618	--	--

São Francisco Construction and service contracts	13,707	--	--	--	--

Chapada Construction and service contracts	26,999	1,883	--	--	--

São Francisco construction service	13,707	--	--	--	--
contracts

(in millions)	$46,936	$5,177	$879	$148	$ --

19.    Comparative figures

        Certain of prior year’s figures have been reclassified to conform to current year’s presentation.

20.	Summary of principal differences between Canadian GAAP and United States generally accepted accounting principles (“US GAAP”)

        These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted by United States of America generally accepted accounting principles (US GAAP) are described and quantified below.

        The impact of US GAAP on the consolidated income statements are as follows:

(in thousands)	December 31, 2004 (10 months)	February 29, 2004	February 23, 2003

Net earnings (loss) per Canadian GAAP	$ 2,783	$ 1,008	$(3,392)
Adjustment for depreciation, amortization and depletion	(1,091)	(937)	--
Write-off of deferred mineral property costs	(2,434)	(723)	(130)
Reversal of mineral property write-offs	--	--	101
Reversal of finance costs on First Preference Shares,	--	--	181
Series 1
Interest on convertible notes	--	(37)	(99)
Stock compensation expense	(630)	--	(242)
Pre-operating costs	(439)	--	--

	(1,811)	(689)	(3,581)
Tax effect of reconciling items	1,175	318	1,018

Net loss per US GAAP	$ (636)	$ (371)	$(2,563)
Adjustments to net loss relating to First Preference
Shares, Series 1:
Amortization of discount	--	--	(49)
Accrued dividends	--	--	(76)

Net loss attributable to common shareholders under US	$ (636)	$ (371)	$(2,688)
GAAP

Basic and diluted loss per share under US GAAP	$ (0.01)	$ (0.01)	$(1.15)

Weighted average number of shares outstanding under US	100,036	43,674	2,347
GAAP (in thousands)

        The impact of US GAAP on the consolidated balance sheets are as follows:

(in thousands)	December 31, 2004	February 29, 2004	February 28, 2003

Total assets under Canadian GAAP	$ 177,106	$ 93,948	$ 6,621
Write-off deferred mineral property costs	(8,356)	(5,922)	(5,199)
Adjustment to mineral properties	(2,524)	(1,100)	--
Adjustment to inventory	57	163	--
Unamortized costs relating to convertible notes	--	--	21

Total assets under US GAAP	$ 166,283	$ 87,089	$ 1,443

Total liabilities under Canadian GAAP	$ 16,797	$ 12,687	$ 2,851
Adjustment to liability component of Convertible notes	--	--	1,288
Future income tax liability	(2,994)	(1,819)	(1,500)

Total liabilities under US GAAP	13,803	10,868	2,638

Shareholders' equity under Canadian GAAP	160,309	81,261	3,770
Write-off of deferred mineral property costs	(8,356)	(5,922)	(5,199)
Adjustment for depreciation, amortization and depletion	(2,028)	(937)	--
Write-off of pre-operating costs	(439)	--	--
Reclassification of equity component of convertible	--	--	(1,288)
notes, including interest
Unamortized issue costs relating to convertible notes	--	--	21
Future income taxes	2,994	1,819	1,500

Shareholders' equity under US GAAP	152,480	76,221	(1,195)

Total liabilities and shareholders' equity under US GAAP	$ 166,283	$ 87,089	$ 1,443

        The components of Shareholders' equity under US GAAP would be as follows:

(in thousands)	December 31, 2004	February 29, 2004	February 28, 2003

Shareholders' equity
Common shares	$ 147,261	$ 74,281	$ 3,348
Additional paid-in capital	13,636	9,721	1,581
Obligation to issue common shares	--	--	1,286
Deficit	(8,417)	(7,781)	(7,410)

Total Shareholders' equity	$ 152,480	$ 76,221	$(1,195)

        The impact of US GAAP on the consolidated cash flows are as follows:

(in thousands)	December 31, 2004 (10 months)	February 29, 2004	February 28, 2003

Cash flows from operating activities per Canadian GAAP	$ 8,536	$ 5,591	$ (802)
Write-off of deferred mineral property costs	(2,434)	(723)	(72)

Cash flows from operating activities per US GAAP	$ 6,102	$ 4,868	$ (874)

Cash flows from financing activities per US GAAP	$ 68,882	$ 55,945	$ 1,402

Cash flows from investing activities per Canadian GAAP	$(27,087)	$(28,059)	$ (91)

Write-off of deferred mineral property costs	2,434	723	72

Cash flows from investing activities per US GAAP	$(24,653)	$(27,336)	$ (19)

        (i)     Mineral properties

        Under Canadian GAAP, resource property acquisition costs and exploration costs may be deferred and amortized to the extent they meet certain criteria. Capitalized costs under Canadian GAAP are amortized on a unit-of-production basis based on proven, probable and possible reserves. Under US GAAP, acquisition costs and exploration costs must be expensed as incurred unless the resource properties have proven and probable reserves at which time costs incurred to bring the mine into production are capitalized as development costs. Capitalized costs are then amortized on a unit-of-production basis based on proven and probable reserves. An additional depletion and exploration expense is required to be recognized under US GAAP For the purposes of the consolidated statements of cash flows, these costs are classified as cash used in investing activities under Canadian GAAP and cash used in operations under US GAAP

        (ii)     Pre-operating costs

        US GAAP requires pre-operating costs to be expensed as incurred. Canadian GAAP allows pre-operating costs to be capitalized until commercial production is established.

        (iii)     Income taxes

        Under Canadian GAAP, future income taxes are calculated based on enacted or substantively enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of future income taxes. This difference in GAAP did not result in a difference in the financial position, results of operations or cash flows of the Company [or the periods ended December 31, 2004, February 29, 2004 and February 28, 2003.

        (iv)     Stock-based compensation

        The Company has adopted the fair value method to account for stock-based transactions with employees and non-employees with effect from March 1, 2002 in accordance with the provisions of SEAS No. 148 and Canadian Institute of Chartered Accountants Handbook Section 3870. During the year ended February 28, 2003, the exercise price of certain options were re-priced and the effect of the modification under variable accounting for stock options has been included in the statements of earnings under US GAAP

        Under FIN No. 44 the measurement of the stock-based compensation recognized in the period ended December 31, 2004 relating to the 808,000 shares issued would be measured at the date of final approval by the shareholders, with the result of increasing stock compensation expense by $630,000.

        (v)     Recently released accounting standards

        In May 2003, the FASB issued SEAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities”. SEAS No. 150 requires certain financial instruments that were accounted for as equity under previous guidance to now be accounted for as liability SEAS No. 150 applies to mandatory redeemable stock and certain financial instruments that require or may require settlement by transferring cash or other assets. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company has not issued any financial instruments that fall under the scope of SFAS No. 150 and the adoption of this statement did not have a material impact on the Company’s financial position or results of operations.

        In April 2003, SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities•, was issued. In general, this statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. This statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. As the Company has no derivative transactions, the impact of the adoption of SFAS No. 149 had no effect on its consolidated financial position or results of operations.

        In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51”. FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 is effective for all new variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN No. 46 must be applied for the first interim or annual period beginning after June 15, 2003. The adoption of FIN No. 46 had no effect on the Company’s financial position or results of operations.

        During 2004, Emerging Issues Task Force (EITF) formed a committee (“Committee”) to evaluate certain mining industry accounting issues, including issues arising from the application of SEAS No. 141, “Business Combinations” to business combinations within the mining industry and the capitalization of costs after the commencement of production, including deferred stripping.

        In March 2004, the EITF reached a consensus, based upon the Committee’s deliberations and ratified by the FASB, that mineral interests conveyed by leases should be considered tangible assets. On April 30, 2004, the FASB issued a FASB Staff Position (FSP’) amending SEAS No. 141 and SEAS No. 142 to provide that certain mineral use rights are considered tangible assets and that mineral use rights should be accounted for based on their substance. The FSP is effective for the first reporting period beginning after April 29, 2004, with early adoption permitted. The Company does not expect that the adoption of this statement will have a material impact on the Company’s financial position or results of operation.

        The EITF reached a consensus, Issue No. 04-02, “Whether Mineral Rights are Tangible or Non-Tangible Assets”. The conclusion is that mineral rights are tangible assets and should be amortized over the productive life of the asset. Previously, mineral rights were regarded as intangible assets and were amortized over their life on a straight-line basis. The Company has adopted this new guidance with effect from 2004 on a prospective basis with no effect to the Company’s reported financial position or results of operation. The EITF published Issue No. 04-03, “Mining Assets: Impairment and Business Combinations”. The consensus provided guidance with respect to commodity prices and value attributable to mineral resources other than proven and probable reserves to be used in the conduct of impairment tests and in the allocation of purchase price arising from a business combination. The Company has applied EITF Issue No. 04-03 when performing the impairment review conducted at December 31, 2004.

        During 2004, deliberations began on EITF Issue No. 04-06, “Accounting for Stripping Costs incurred during Production in the Mining Industry”. In the mining industry, companies may be required to remove overburden and other mine waste materials to access mineral deposits. The costs of removing overburden and waste materials are often referred to as “stripping costs.” During the development of a mine (before production begins), it is generally accepted in practice that stripping costs are capitalized as part of the depreciable cost of building, developing, and constructing the mine. Those capitalized costs are typically amortized over the productive life of the mine using the units-of-production method. A mining company may continue to remove overburden and waste materials, and therefore incur stripping costs, during the production phase of the mine. Questions have been raised about the appropriate accounting for stripping costs incurred during the production phase, and diversity in practice exists. In response to these questions, the EITF has undertaken a project to develop an Abstract to address the questions and clarify the appropriate accounting treatment for stripping costs under US GAAP The EITF issued EITF 04-06, “Accounting for Stripping Costs in the Mining Industry”, which recommends that stripping costs are considered development costs that should be recognized as investments in the mine. The Company is currently evaluating the impact, if any, the adoption of EITF 04-06 will have on the Company’s financial position or results of operation.

        During 2004, SITE Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, was issued and establishes guidance to be used in determining when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The Company does not expect that the adoption of this statement will have a material impact on the Company’s financial position or results of operation.